CallTheONE

Technology B2C Community Education App

Instant contact with any expert via live video calls & webinars

CALLTHEONE.COM WYOMING MICHIGAN


calltheone.com



Search engines and YouTube often give outdated and diffused information and are time-consuming. Why not instantly connect with an expert via a live video call or by attending a webinar? Within our platform you can have 24/7 instant access to any expert that will change people's lives for the better. Share or gain knowledge from anywhere.

Ben Steenstra CEO @ CallTheONE

Why you may want to support us...

1. We want to be the biggest living human encyclopedia in the world.
2. 50,000+ areas of expertise offered in 26 spoken languages.
3. Scalable and fast-growing. Active in 100+ countries with 6,000+ professionals and consumers.
4. Live video calling and webinars are the next big thing.
5. Founded by 6 marketing and development professionals with 20+ years of experience.

Why investors ♥ us

WE'VE RAISED $10,000 SINCE OUR FOUNDING



An entrepreneur in heart and soul & an amazing strategy and communication specialist.

Jochem De Klerk
Friend



Victor, and the rest of the team have made an impression on me by their professional and grown up approach to entrepreneurship, while at the same time being go-getters. As an early friend and backer of the platform I can say the vision of a truly connected world, where sharing knowledge breaks down barriers is especially valuable to me as a person that has lived in multiple countries and cultures.

Yusuf Wijaya

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ben Steenstra
CEO
Serial entrepreneur with a background in Strategy & Marketing. I started, among others, an international advertising agency located in Amsterdam, Budapest, and Jakarta with over 15M revenue.



Victor Demmendal
COO
TheONE that keeps it cool. Broad experience in the field of sales, marketing and communication with a background in business administration and international management.



Harrie vd Lubbe
CIO
Creative development professional with great expertise in architecture and both front and back-end development. Architect and project lead of several international platforms for brands such as Samsung and HTC.



Jochem De Klerk
Art director
Pioneer in the field of 2D, 3D, design and motion graphics. Talented in both user interface and user experience design.



Csaba Magyar
Developer
Full-stack web development with experience in both front and back-end architecture and development. Co-responsible for several international platforms for brands such as Samsung and HTC.



Guido Tolkamp
Content creator
Specialized in SEO, SEA and affiliate marketing. Multi-lingual expert with a focus on translations, creating partnerships and content.

Downloads

TheONE pitchdeck wefunder.pdf

CallTheONE you need

Google and YouTube are excellent sources of information, but only if you have the time to distinguish often conflicting, old, and sponsored information from accurate and up-to-date information.

TheONE facilitates instant and real conversations with real people from all over the world via live video calling and webinars.



We have a bigger dream

We have proven that people from all over the world are in need of instant contact with experts, coaches, teachers, and others. We also know how much professionals and consumers appreciate our platform as we give them a podium to share their knowledge and experience when and where they want. But we have a bigger dream than just becoming big.

Imagine how education and sharing knowledge in the easiest and affordable way can contribute to and improve people's lives? Knowledge is the only asset we possess that multiplies when we share it.


"It's a 6"
"It's a 9"
What if we all knew what there is to know?

Sharing and gaining knowledge can bridge the gap between different points of view, contributes to compassion, can intensify relationships and improve not only the quality of life but also the harmony between people and their environment. Humankind can only evolve by learning and that is what we aim for. Create a more future-friendly world by sharing knowledge.


TWO QUESTIONS TO HELP YOU FIND YOUR BIG WHY

Instant contact with any expert 24/7

We take it for granted that we pay a fixed fee or an hourly rate to consult a lawyer or a coach, or to ask a question to a consultant. Some even take it for granted to first make an appointment and then drive all the way to the planned meeting for consultation. We believe this is an old-fashioned way of working. Technology like live video calling enables us to consult someone much more efficiently. And why not pay per minute for a consultation?



Pay per minute for short consultations via live video

What if I only have a short question or what if after 5 minutes I'm not happy with the consultation and want to change who I consult. Instant calling via live video with any professional all over the world enables people to gain knowledge whenever and wherever they want on any subject. And best of all, the first minute is free and after that you only pay by the minute for as long as the conversation lasts.


French teacher
ELISE DU PONT
FRENCH TEACHER
CALL ME NOW
PAY
PER
MIN

Easy to attend and affordable webinars

Webinars are the next big thing that will change people's lives. Not only have we developed the easiest way to set up and host a webinar, but we also offer attendants to pay per minute. What if you're only interested in a part of the webinar or can't afford to pay for the full hour? Pay per minute makes TheONE webinar accessible to everyone.


TheONE Webinar
for everyONE with a story to tell
Host a webinar with up to 3.000 attendees to share your story and knowledge or promote your business. You share, we promote.

Always enough attendees for your webinar

The biggest fear of people who think of hosting a webinar is that they won't have enough paid attendees. We share all upcoming webinars with our broad community of professionals and consumers based on their interests. This gives every newbie webinar host a potential reach of thousands of people. A great start to gain an audience for anyone who wants to share knowledge but still has doubts.

And by setting the minimum amount of attendees, the host can always cancel the webinar in case there is no interest. So he doesn't have to make an effort for nothing.


10 TIPS
WAVE
How to change your attitude in life
Friday 15 May '20 | 19:00 - 20:00 | € 25,- / € 0,50 p.m.
By Zoe Calhin
CALL ME NOW
€ 1,10 p.m.
SUBSCRIBE NOW >
01 Days
03 Hours
32 Minutes
53 Seconds
124 subscribed | Language: English
THIS WEBINAR IS ABOUT
Feeling energetic by changing your attitude and mindset. Learn how to focus on the bright side of life and discover what life will give back to you in a positive way.
FOR WHO IS IT
This webinar is for everyone who experiences moments of sadness, misfortune or setbacks. For those who want to learn how to live life to the fullest.
OTHER UPCOMING
Why to take a walk for a better

Quality of the expertise is assured

Professionals and consumers can create their own profile page and tell all about their expertise. They can also charge any fixed price or price per minute they think fits their level of experience. To assure the quality of expertise, they always offer the first minute calling for free. But most important is the mutual rating system. After each call, both experts and callers give each other a rating.

The same goes for webinars. Each attendee will be asked for a review letting future participants know what their opinion is.


MY REVIEWS (29)
Bart Veldkamp
Hoorn, The Netherlands
Nice conversation, instant understanding of my issue & got the answers I needed. Thx, call you later when I need you ;)

How we make money

1. 10% commission on each transaction between caller and expert

Whether a caller pays a fixed fee or pays per minute, we charge 10% commission on each transaction.

2. Fixed fee for B2B and B2C custom implementations

B2B and B2C customers can create their own community or integrate TheONE on their own site or platform. We charge a fixed fee per implementation and charge additional for special requests.

3. Subscriptions for hosting webinars by pro-users

Pro-users who want to give more than 3 webinars per month pay a monthly subscription fee.


THIS IS HOW THEONE EARNS
Certified expert
10% COMMISSION ON EACH TRANSACTION
FIXED FEE FOR B2B & B2C CUSTOM IMPLEMENTATIONS
SUBSCRIPTIONS FOR HOSTING WEBINARS BY PRO-USERS

Growth projection

We estimate a user growth of up to 10Mio users by Q4 2022. We aim to have a tipping point and become profitable by Q3 2021.



THEONE COMMUNITY GROWTH PROJECTION
Q4'22
10MIO USERS
8MIO EXPERTS
26+ SPOKEN LANGUAGES
46.000+ EXPERTISES
100+ COUNTRIES
Q2,21
210K+ USERS
170K+ EXPERTS
Q4'20
47K+ USERS
35K+ EXPERTS
Q1'20
6K+ USERS
3K+ EXPERTS

Our market approach

Step 1: We first aim for **high-value professionals** such as coaches, teachers & tutors, lawyers, IT specialists, and veterinarians who already have integrated video calling into their business model. They know how to use video calling and webinars to make money with a **high hourly rate** and are looking for a more easy way to profile themselves.

Step 2: Meanwhile, we integrate **B2C and B2B partners**. For example, currently, we are going live with the biggest B2B gym subscription provider of The Netherlands who will offer our coaching and personal trainer services to thousands of companies and their employees.

Step 3: While gaining traction and becoming more popular we add **medium value professionals**. These are for example local guides, plumbers, and gardeners with a lower hourly rate than the high-value professionals and are less used to benefit of video calling and webinars.

Step 4: This is the time to become a social network and enhance our functionality to have more easy interaction between community members. By doing this we aim to attract **low-value experts** who like to onboard but will generate a very low revenue per expert, but attract the mass.



OUR MARKET APPROACH
BECOME A SOCIAL NETWORK
BECAUSE EVERYONE CAN BE OF VALUE FOR ONE ANOTHER
HIGH VALUE PROFESSIONALS
B2C / B2B COMPANIES
MEDIUM VALUE PROFESSIONALS
LOW VALUE EXPERTS

Short explanation movies of TheONE and TheONE webinar


TheONE explained
Copy link
PAY
PER
MIN


TheONE Webinar
Watch later
Share

Investor Q&A

— COLLAPSE ALL

What does your company do?

TheONE facilitates instant and real conversations with real people from all over the world via live video calling and webinars to gain or share knowledge when and where people want.

Where will your company be in 5 years?

TheONE hopes to be the biggest living encyclopedia in the world and the best and most popular alternative for Google, YouTube, and Wikipedia for gaining and sharing knowledge (projections cannot be guaranteed).

Why did you choose this idea?

Search engines and YouTube often give outdated and diffused information and are time-consuming. Why not instantly connect with an expert via a live video call or by attending a webinar? Within our platform you can have 24/7 instant access to any expert that will change people's lives for the better. Share or gain knowledge from anywhere.

What is the ideology of TheONE?

Seeing our platform being filled with so many diverse profiles from people all over the world makes us realize how important our role and the underlying message in this world is. Regardless of their education, age, the color of their skin, their religion or social status, within TheONE everyONE is the same. We connect the rich and the poor, the Muslim and the Christian because we can all benefit from each other.

Our ideology is that everyONE can be of value for another. Not because we have to, but because it's our human nature. That is what TheONE stands for.

Also, read our partner and investor 2019/2020 here:
https://www.calltheone.com/en/info/partner-investor-updates

What is your growth strategy?

1. So far we have grown organically by our advanced SEO strategy and word of mouth.

2. We sign(ed) contracts with large B2B and B2C coaching, fitness, teaching, and consultant companies and communities.

3. Our customers attract new members by offering their services via video calling and webinars.

4. We become a social platform with dedicated tribes with specific expertise.

What is your biggest accomplishment?

We achieved to build, launch, and grow our platform with our own team, means, and efforts without any external investment.

How will you use the investment?

We will use the investment to grow our platform by intensifying our SEO strategy and further develop functionalities requested by our community and B2B customers. For example:

- Auto integration of profiles on external pages
- Enhance webinar functionalities like templates and moderator functionalities
- B2B community dashboard functionality

How do you make money?

We charge 10% commission on each financial transaction, plus the margin we make on the webinar subscriptions, and we do custom implementations at our B2B and B2C partners.

Will the investment be enough to become profitable?

We aim to be profitable by Q3 2021, but that will not yet make us a platform with the impact we aim for. Therefore we keep searching for and talking with investors who share our ideology and have the equity to bring us to the next level to truly become a worldwide social platform.

How do you ensure the quality and security of your calls and webinars?

We use one of the biggest WebRTC suppliers with global network coverage.

How do we vet our experts?

We have a profanity filter for bad and inappropriate language and users can block and request a ban for other users.

We rank profiles based on completeness of a profile and a mutual rating after every call.

We believe that TheONE community will ban poor quality experts and reward high-quality experts.

Why do you focus on so many and diverse areas of expertise and not focus on one?

We believe in organic growth.

Spotify would not have gotten as big if they had only focussed on rock music. YouTube would not have become so popular if you could only have watched Yoga movies.

Our users subscribe with a job description but offer all the knowledge they have. Usually, this covers over 5 different kinds of expertise.

Based on what TheONE community offers and users demand, we set up our main categories.